UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WEBCO INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

947621108
(CUSIP Number)

Arnold S. Jacobs Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 8, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) F. William Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,136,022
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,136,022
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,022
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martha A. Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,136,022
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,136,022
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,022
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dana S. Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, BK, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 826,502
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kimberly A.W. Frank
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,017
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,017
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,017
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

        The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Webco Industries, Inc., an Oklahoma corporation (the "Issuer").  The principal executive offices of the Issuer are located at 9101 West 21st Street, Sand Springs, Oklahoma 74063.

Item 2.  Identity and Background.

(a) – (c)  This statement is being filed by the following persons (collectively, the “Reporting Persons”): (1) F. William Weber, who is the Chairman of the Board and Chief Executive Officer of the Issuer; (2) Martha A. Weber (the spouse of F. William Weber), who is a housewife; (3) Dana S. Weber (the daughter of F. William Weber and Martha A. Weber), who is the Vice Chairman of the Board, President and Chief Operating Officer of the Issuer; and
(4) Kimberly A.W. Frank (the daughter of F. William Weber and Martha A. Weber), who is a housewife.  The address of each of the Reporting Persons is 9101 West 21st Street, Sand Springs, Oklahoma 74063.

         This statement is being filed on behalf of each of the Reporting Persons.  The filing of this Schedule 13D does not constitute an admission by any of the Reporting Persons that they are a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), and such persons are making this filing because of the possibility that they may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  A joint filing agreement is attached hereto as Exhibit A.

         Information with respect to each of the Reporting Persons is furnished solely by that Reporting Person and none of the other Reporting Persons has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

        Each of Dana S. Weber and Kimberly A.W. Frank acquired a significant number of shares of Common Stock through gifts and purchases from F. William Weber and Martha A. Weber.  The aggregate purchase price for the shares of Common Stock purchased by each of the Reporting Persons and by all of the Reporting Persons in the aggregate is set forth below:

Reporting Person             Aggregate Purchase Price

F. William Weber and
Martha A. Weber                       $766,873

Dana S. Weber (1)                     $706,870

Kimberly A.W. Frank                 $580,027

TOTAL                                   $2,053,770
                                               ========

(1)     A portion of the funds used to purchase shares of common stock was obtained through a margin account maintained by Dana S. Weber that was subsequently superseded by a loan from Bank of Oklahoma.  A copy of the promissory note payable to Bank of Oklahoma and the related security agreement are attached hereto as Exhibits B and C, respectively.

Item 4.  Purpose of Transaction

        The acquisitions of Common Stock by each of the Reporting Persons were made as long-term investments in the Issuer.  Any options to purchase Common Stock owned or formerly owned by any of the Reporting Persons were granted pursuant to the Issuer’s employee stock option plans.

        Each of the Reporting Persons has from time-to-time considered, has had informal discussions with members of the Board of Directors of the Issuer concerning, and may formally propose to the Issuer’s Board of Directors in the future, transactions which, in the opinion of the Reporting Person may be in the best interest of the Issuer or may maximize the value of each of the Reporting Persons’ investment in the Common Stock, such as a merger or reorganization involving the Issuer; an issuer tender offer; a change in the Issuer’s capitalization or another material change in the Issuer’s business or corporate structure, including the delisting of the Common Stock or causing the Common Stock securities to become eligible for termination under the Securities Exchange Act of 1934; or another extraordinary corporate transaction. Each of the Reporting Persons may determine to acquire additional shares of Common Stock or to dispose of all or a portion of the shares of Common Stock which he or she now owns or may hereafter acquire.

        In reaching any conclusion as to a course of action, each of the Reporting Persons will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer (including, but not limited to, the attitude of the Board of Directors and management of the Issuer), other business opportunities available to such Reporting Persons, general economic conditions, and money and stock market conditions.  Each of the Reporting Persons intends continuously to review his or her investment in the Issuer and may in the future change her present course of action.

        Other than as set forth above, none of the Reporting Persons has any present plans or proposals that would be required to be reported pursuant to this Item 4:

Item 5.  Interest in Securities of the Issuer.

        Set forth below is the number of shares of Common Stock beneficially owned by each of the Reporting Persons and by all of the Reporting Persons in the aggregate, together with the percentage which such shareholdings represent of the outstanding shares of Common Stock.

Reporting Person(1)	Number of Shares	Percentage
F. William Weber	2,136,022 (2)	30.2% (2)
Martha A. Weber	2,136,022 (2)	30.2% (2)
Dana S. Weber	826,502 (3)	11.7% (3)
Kimberly A.W. Frank ___________	405,017 (4)	5.7% (4)

(1)    Each of the Reporting Persons disclaims beneficial ownership of the shares owned by each of the other Reporting Persons, except that F. William Weber and Martha A. Weber may be deemed to be the beneficial owner of the shares owned by the other, with the result that they together beneficially own (subject to footnote 2 below) the 2,136,022 shares set forth in the table above.

(2)    Includes 262,648 shares held in an irrevocable trust for the benefit of Ashley R. Weber.  F. William Weber and Martha A. Weber are the trustees of this trust and disclaim beneficial ownership of these shares.

(3)    Includes 7,400 shares held in an irrevocable trust for the benefit of the children of Kimberly A.W. Frank.  Dana S. Weber is the trustee of this trust and disclaims beneficial ownership of these shares.

(4)    Includes 4,600 shares held in an irrevocable trust for the benefit of the child of Dana S. Weber.  Kimberly A.W. Frank is a co-trustee of this trust and disclaims beneficial ownership of these shares.

(b)    Except for F. William Weber and Martha A. Weber who share voting and dispositive power with respect to the 2,136,022 shares deemed beneficially owned by them, each of the Reporting Persons possesses the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by him or her as set forth in the table above.

(c)    None of the Reporting Persons has had any transactions in the Common Stock during the 60-day period immediately preceding the date of this report on Schedule 13D.

        For information concerning transactions in the Common Stock effected since February 8, 1994, the date of the Issuer’s initial public offering, by the Reporting Persons, reference is made to the Forms 3, 4 and 5 filed with the Securities and Exchange Commission by F. William Weber, Dana S. Weber and Kimberly A. W. Frank.

(d)    Not applicable.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities   of the Issuer.

        There are no contracts, arrangements, understandings or relationships between each of the Reporting Persons and other person with respect to securities of the Issuer relating to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B - Copy of promissory note of Dana S. Weber payable to Bank of Oklahoma.

Exhibit C - Copy of security agreement between Dana S. Weber Revocable Living Trust and Bank of Oklahoma.

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints F. William Weber and Dana S. Weber, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf any and all amendments to a Schedule 13D relating to the securities of Webco Industries Inc. and to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as they, or either of them, may deem necessary or desirable in connection with the foregoing as fully as the undersigned might or could do in persons, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/ F. William Weber
F. William Weber

 /s/ Martha A. Weber
Martha A. Weber

  /s/ Dana S. Weber
Dana S. Weber

 /s/ Kimberly A.W. Frank
Kimberly A.W. Frank

March 18, 2004

Exhibit A

Joint Filing Agreement

Each of the undersigned hereby agrees that the Schedule 13D dated March 18, 2004, to which this Agreement is attached as Exhibit A, and all amendments thereto, may be filed on behalf of such person.

Dated:  March 18, 2004

 /s/ F. William Weber
F. William Weber

  /s/ Martha A. Weber
Martha A. Weber

 /s/ Dana S. Weber
Dana S. Weber

 /s/ Kimberly A.W. Frank
Kimberly A.W. Frank

Exhibit B

PROMISSORY NOTE – Fixed or Variable Rate - Commercial
Debtor(s) name and address Weber, Dana S. (Address on File)	note number 0001	date of note 04/12/99	maturity date 04/12/2004	principal amount $350,000.00
	customer number 9905359	❑ new loan no. x renewal of loan(s) number:		officer PBE305
❑ fixed interest rate of __________________ % per annum.  interest payable:_______________

[ x ] variable interest rate ______0.000______ % above _Chase Manhattan Prime
      initial rate ___________7.750_____ % interest payable      Monthly

	collateral categories BOSC investment account # (on file)		social security/tin number: (on file)
p t a e y r m m e s n t			Accrued interest due and payable monthly, beginning 05/12/99 and monthly thereafter, with outstanding principal balance plus unpaid accrued interest due and payable on 04/12/2004	purpose: Personal Investments

FOR VALUE RECEIVED,  the undersigned Debtor(s), jointly and severally if more than one, agree to the terms of this Note and promise to pay to the order of Lender named below at its place of business as indicated herein or at such other place as may be designated in writing by holder, the Principal Amount of  this Note together with interest until maturity at the per annum interest rate or rates stated above.  If the writing above indicates that the per annum interest rate is to vary with changes made from time to time in the base or prime rate of Lender or other financial institution, each change in the rate will become effective without notice to Debtor on the same day such base or prime rate is changed, unless a different effective date is specified above.  The base or prime rate set forth above is determined by the named Financial Institution in its sole discretion primarily on a basis of its cost of funds, is not necessarily the lowest or highest rate the named Financial Institution is charging its customers and is not necessarily a published rate.  In the event the named Financial Institution fixing the base or prime rate ceases to exist or ceases to announce such a rate, lender may specify a new Financial Institution to fix such rate, in its sole discretion.  Interest on this Note is calculated on the actual number of days elapsed on a basis of a 360 day year unless otherwise indicated herein.  For purposes of computing interest and determining the date principal and interest payments are received, all payments made under this Note will not be deemed to have been made until such payments are received in collected funds.

PAYMENTS NOT MADE WHEN DUE.  Any principal and/or interest amount not paid when due shall bear interest at a rate six percent (6%) per annum greater than the per annum interest rate prevailing on this Note at the time the unpaid amount became due, but in no even at a rate less than fifteen percent (15%) per annum.  In addition or in the alternative to the interest rate provided for in this paragraph Lender may assess a charge of ten dollars ($10.00) times the number of days late to cover cost of past due notices and other expenses.  In no event shall the interest rate and related charges either before or after maturity be greater than permitted by law.

ALL PARTIES PRINCIPALS. All parties liable for payment hereunder shall each be regarded as a principal and each party agrees that any party hereto with approval of holder and without notice to other parties may from time to time renew this Note or consent to one or more extensions or deferrals of Maturity Date for any term or terms, and all parties shall be liable in same manner as on original note.  All parties liable for payment hereunder waive presentment, notice of dishonor and protest and consent to partial payments, substitutions or release of collateral and to addition or release of any party or guarantor.

ADVANCES AND PAYMENTS. It is agreed that the sum of all advances under this Note may exceed the Principal Amount as shown above, but the unpaid balance shall never exceed said Principal Amount.  Advances and payments on Note shall be recorded on a schedule hereto or on the records of the Lender.  Debtor appoints the Lender as Debtor’s attorney in fact, irrevocably, to record advances and payments on the attached schedule or in the Lender’s records.  Records shall be prima facie evidence of such advances, payments and unpaid principal balance provided, however, that the failure to make a notation on the attached schedule or Lender’s records with respect to any advance or payment shall not limit the obligation of the Debtor hereunder.  Subsequent advances and the procedures described herein shall not be construed or interpreted as granting a continuing line of credit for Principal Amount.  Lender reserves the right to apply any payments by Debtor, or the account of Debtor, toward this Note or any other obligation of Debtor to Lender.

COLLATERAL,  this note and all other obligations of debtor to lender, and all renewals or extension thereof, are secured by all collateral securing this Note and by all other security interest heretofore or hereafter granted to Lender as more specifically described in Security Agreements and other securing documentation.

ACCELERATION. At option of holder, the unpaid balance of this Note and all other obligations of Debtor to holder, whether direct or indirect, absolute or contingent, now existing or hereafter arising, shall become immediately due and payable without notice or demand upon the occurrence or existence of any of the following events or conditions: (a) Any payment required by this Note or by any other note or obligation of Debtor to holder or to others is not made when due or the occurrence or existence of any event which results in acceleration of the maturity of any obligation of Debtor to holder or to others under any promissory note, agreement or undertaking: (b) Debtor defaults in performance of any covenant, obligation, warranty or provision contained in any loan agreement or in any instrument or document securing or relating to this Note or any other note or obligation of Debtor to holder or to others; (c) Any warranty, representation, financial information or statement made or furnished to Lender by or in behalf of Debtor proves to have been false in any material respect when made or furnished; (d) The making of any levy against or seizure, garnishment or attachment of any collateral;  (e) Any time Lender in good faith determines prospect of payment of this Note is impaired; (f) When in the judgment of Lender the collateral, if any, becomes unsatisfactory or insufficient either in character or value and upon request, Debtor fails to provide additional collateral as required by Lender; (g) Loss, theft, substantial damage or destruction of collateral, if any; (h) Death, dissolution, change in senior management, or termination of existence of any Debtor; or (i) Appointment of a receiver over any part of the property of any Debtor,  the assignment of property by any Debtor for the benefit of creditors, or the commencement of any proceedings under any bankruptcy or insolvency laws by or against any party liable, directly or indirectly, hereunder.

WAIVERS. No waiver by holder of any payment or other right under this Note or any related agreement or documentation shall operate as a waiver of any other payment or right.

GOVERNING LAW.This Note and the obligations evidenced hereby are made, entered into, to be construed and governed by the laws of the state indicated in the address of Lender shown below.  Debtor(s) consent to the jurisdiction and venue of any Court sitting in the State indicted in the address of Lender.

COLLECTION COSTS. All parties liable for payments hereunder agree to pay reasonable costs of collection, including an attorney’s fee of a minimum of fifteen percent (15%) of all sums due upon default.

RIGHT OF OFFSET.Any indebtedness due from holder hereof to Debtor or any party hereto including, but without limitation, any deposits or credit balances due from holder, is pledged to secure payment of this Note and any other obligation  to holder of Debtor or any party hereto, and may at any time while the whole or any part of such obligation remains unpaid, either before or after Maturity hereof, be appropriated, held or applied toward the payment of this Note or any other obligation to holder of Debtor or any party hereto.

PURPOSE. Debtor affirms that the proceeds of this Note are to be used for a business or agricultural purpose and not for a personal, family or household purpose.

ENTIRE AGREEMENT.All parties acknowledge that this Note and related documents contain the complete and entire agreement between Debtor and Lender and no variation, modification, changes or amendments to this Note or related documents shall be binding unless in writing and signed by all parties, No legal relationship is created by the execution of this Note and related documents except that of debtor and creditor or as stated in writing.

Lender name and address	Debtor(s) signature(s)
Bank of Oklahoma, N.A. Private Financial Services P.O. Box 2300 Tulsa, OK 74192-2300	/s/ Dana S. Weber
Dana S. Weber

Exhibit C

SECURITY AGREEMENT	Date of Agreement April 12, 1999
Debtor name and address Pledgor name and address	Lender name and address
Dana S. Weber Dana S. Weber Revocable Living Trust (Address on file) (Address on file)	Bank of Oklahoma, N.A. Private Financial Services P.O. Box 2300 Tulsa, OK 74192-2300

I.  GRANT OF A SECURITY INTEREST.  For value received,  the Undersigned whether one or more (hereinafter individually referred to as “Debtor”  or “Pledgor” as their capacities are above set forth) hereby grants to Lender named above a security interest in the property described in Paragraph II, which property is hereinafter referred to collectively as “Collateral”.  Undersigned agrees to deliver the Collateral to Lender.  This Security interest is given to secure all the obligations of the Debtor and of the Pledgor to Lender as more fully set forth in Paragraphs III and IV hereof.

II.  COLLATERAL.  The Collateral includes: (A) All specifically described Collateral; (B) All proceeds of Collateral; and (C) Other property as indicated below.

(A) Specifically Described Collateral

SEE ATTACHED EXHIBIT “A”

(B)  ALL PROCEEDS  of the specifically described Collateral regardless of kind, character or form (including, but not limited to, renewals, extensions, redeposits, reissues or any other changes in form of the rights represented thereby), together with any stock rights, rights to subscribe, liquidating dividends, stock dividends, dividends paid in stock or other property, new securities, or any other property to which Undersigned may hereafter become entitled to receive by reason of the specifically described Collateral; and in the event Undersigned receives any such property, Undersigned agrees immediately to deliver same to Lender to be held by Lender in the same manner as Collateral specifically described above.

(C)  OTHER PROPERTY which shall be deemed Collateral shall include all dividends and interest paid in cash on the Collateral, provided, however, that Lender at its option may permit such dividends and/or interest to be received and retained by Undersigned, but provided further, that Lender may at any time terminate such permission.  Collateral shall further include without limitation, all money, funds, or property owned by Undersigned which is now or which hereafter may be possessed or controlled by Lender whether by pledge, deposit or otherwise.

=======================================================================================================================

III.  OBLIGATIONS SECURED BY THIS AGREEMENT. The security interest herein granted is given to secure all of the obligations of Debtor or Pledgor to Lender including: (a) The performance of all of the agreements, covenants and warranties of the Debtor or Pledgor as set forth in any agreement between Debtor or Pledgor and Lender; (b) All liabilities of Debtor or Pledgor to Lender of every kind and description including: (1) all future advances, (2) both direct and indirect liabilities, (3) liabilities due or to become due and whether absolute or contingent, and (4) liabilities now existing or hereafter arising and however evidenced;  (c) All existing or hereafter arising and however evidenced; (c) All Extensions and renewals of liabilities of Debtor or Pledgor to Lender for any term or terms to which Undersigned hereby consents; (d) All interest due or to become due on the liabilities of Debtor or Pledgor to Lender; (e) All expenditures by Lender involving the performance of or enforcement of any agreement, covenant or warranty provided for by this or any other agreement between the parties; and (f) All costs, attorney fees, and other expenditures of Lender in the collection and enforcement of any obligation or liability of Debtor or Pledgor to Lender and in the collection and enforcement of or realization upon any of the Collateral.

IV.  FUTURE ADVANCES. It is specifically agreed that the obligations of Debtor and Pledgor secured by this Agreement include all future advances by Lender to Debtor as set forth in Paragraph III above.

V.  ADDITIONAL PROVISIONS.  The Undersigned agrees to the Additional Provisions set forth on page two hereof, the same being incorporated herein by reference.

Receipt For Collateral	Signatures
Bank of Oklahoma, N.A. Private Financial Services
Name
Dana S. Weber, Revocable Living Trust
Lender name	CORPORATION OR PARTNERSHIP NAME
By /s/ Paula Bryant-Ellis, Vice President	By /s/ Dana S. Weber, Trustee Title

EXHIBIT “A" To Security Agreement

All of debtor’s rights and property in the account held on Debtor’s behalf by Bank of Oklahoma, N.A., Account No. (on file), and all securities, securities settlements, investment property, and financial assets held therein, whether now owned or hereafter acquired, including without limitation the property listed on the attached Exhibit “B”, together with (1) any and all extensions, renewals, substitutions, and changes in form thereof, (2) all other property of like kinds or types preciously, presently or in the future deposited with Secured Party in such account, and (3) the proceeds of all of the foregoing.

Dana S. Weber Revocable Living Trust

/s/ Dana S. Weber
Dana S. Weber, Trustee

EXHIBIT “B" To Security Agreement

PAYMENT OF DIVIDENDS

Bank of Oklahoma, N.A. hereby authorizes payment of dividends on:

BOSC account number (on file)

For Benefit of: Dana S. Weber Revocable Living Trust

This account has been pledged as collateral for loans(s) with Bank of Oklahoma, N.A.

If you have any question, please contact the Consumer Loan Administration Department, ext. 6609.

/s/ Jimmy D. Summers
Jimmy D. Summers
Bank of Oklahoma, N.A.